Exhibit 99.2

ALEXCO RESOURCE CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisitions and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2016.

“Clynton R. Nauman” (signed)	“Michael Clark” (signed)
Clynton R. Nauman President and Chief Executive Officer March 29, 2017	Michael Clark Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.

We have completed an integrated audit of Alexco Resource Corp.’s (the “Company”) 2016 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits as at December 31, 2016 and December 31, 2015 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Alexco Resource Corp.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(signed) PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, BC

March 29, 2017

ALEXCO RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(expressed in thousands of Canadian dollars)
	Note	2016	2015
ASSETS

Current Assets
Cash and cash equivalents	6	$20,382	$8,163
Accounts and other receivables	7	2,938	2,488
Restricted cash and deposits	8	-	4,089
Investments	9	1,691	386
Inventories	10	151	82
Prepaid expenses and other		401	407
		25,563	15,615

Non-Current Assets
Restricted cash and deposits	8	6,948	4,871
Inventories	10	5,110	5,165
Property, plant and equipment	11	13,967	16,092
Mineral properties	12	65,849	60,483
Intangible assets		195	316

Total Assets		$117,632	$102,542

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	13	$1,830	$2,143
Income taxes payable	19	2	-
Environmental services contract loss provision		121	116
Deferred revenue		167	447
Flow-through share premium pending renunciation		-	307
		2,120	3,013
Non-Current Liabilities
Environmental services contract loss provision		156	211
Deferred revenue		170	272
Silver streaming interest	14	18,118	18,118
Decommissioning and rehabilitation provision	15	4,955	5,111
Deferred income tax liabilities	19	1,440	784

Total Liabilities		26,959	27,509

Shareholders' Equity		90,673	75,033

Total Liabilities and Shareholders' Equity		$117,632	$102,542

COMMITMENTS	25
SUBSEQUENT EVENTS	26

APPROVED ON BEHALF OF

THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Michael Winn”
(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share and
share amounts)	Note	2016	2015

Revenues
Environmental Services Revenue		11,361	14,662

Cost of Sales
Environmental Services Costs		8,495	11,411

Total gross profit		2,866	3,251

General and administrative expenses	17	7,514	8,474
Mine site care and maintenance	18	1,954	2,351
		9,468	10,825

Operating Loss		(6,602)	(7,574)

Other Income (Expenses)
Other income		30	59
Gain (loss) on investments		2,742	(155)
Foreign exchange (loss) gain		(137)	1,054

Loss Before Taxes		(3,967)	(6,616)

Income Tax Provision (Recovery)
Current	19	2	(24)
Deferred	19	390	(1,083)

Net Loss		(4,359)	(5,509)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to net income (loss)
Cumulative translation adjustments, net of tax ($39), $456		24	(472)
Gain (loss) on available-for-sale investments, net of tax		1,530	(211)
Recycle of (gain) loss on available-for-sale to income, net of tax		(1,306)	155
Other Comprehensive Income (Loss)		248	(528)

Total Comprehensive Loss		$(4,111)	$(6,037)

Basic and diluted loss per common share		$(0.05)	$(0.08)

Weighted average number of common shares outstanding		86,475,882	70,092,259

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars)	2016	2015

Cash Flows from Operating Activities
Net loss	$(4,359)	$(5,509)
Items not affecting cash from operations:
Deferred revenue	(382)	(1,098)
Environmental services contract loss provision	(49)	64
Depreciation of property, plant and equipment	1,964	2,168
Amortization of intangible assets	112	78
Share-based compensation expense	1,095	645
Finance costs, foreign exchange and other	72	(1,142)
Realized gain on disposition of investments	(1,530)	-
Unrealized (gain) loss on investments	(1,212)	155
Write-off of receivables	-	643
Deferred income tax provision (recovery)	390	(1,083)

Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	(450)	821
(Increase) decrease in inventories	(15)	(8)
Decrease in prepaid expenses and other current assets	6	97
Decrease in accounts payable and accrued liabilities	(252)	(199)
Increase (decrease) in income taxes payable	2	(23)

	(4,608)	(4,391)

Cash Flows from Investing Activities
Expenditures on mining operations properties	(264)	(264)
Expenditures on exploration and evaluation properties	(5,017)	(1,769)
Purchase of property, plant and equipment	(63)	(44)
Proceeds from disposal of available for-sale-investments	1,778	-
Release of security from remediation services agreement	3,873	1,685
(Increase) decrease in restricted cash for decommissioning obligations	(1,991)	692

	(1,684)	300

Cash Flows from Financing Activities
Proceeds from issuance of shares	13,008	3,962
Issuance costs	(936)	(347)
Proceeds from exercise of warrants	6,208	-
Proceeds from exercise of stock options	231	-

	18,511	3,615

Increase (decrease) in Cash and Cash Equivalents	12,219	(476)
Cash and Cash Equivalents - Beginning of Year	8,163	8,639

Cash and Cash Equivalents - End of Year	20,382	8,163

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(expressed in thousands of Canadian dollars)

	Common Shares
	Number of Shares	Amount	Warrants	Share Options and RSU's	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total

Balance - December 31, 2015	77,226,026	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

Net loss	-	-	-	-	-	(4,359)	-	(4,359)
Other comprehensive income	-	-	-	-	-	-	248	248
Share-based compensation expense recognized	-	-	-	1,231	-	-	-	1,231
Equity offering, net of issuance costs	10,839,972	9,765	2,317	-	-	-	-	12,082
Exercise of share options	316,669	341	-	(111)	-	-	-	230
Exercise of warrants	4,364,575	7,796	(1,588)	-	-	-	-	6,208
Share options forfeited or expired	-	-	-	(817)	817	-	-	-
Release of RSU settlement shares	202,952	465	-	(465)	-	-	-	-

Balance - December 31, 2016	92,950,194	$186,952	$2,134	$7,216	$12,880	$(118,045)	$(464)	$90,673

Balance - December 31, 2014	69,335,569	$164,708	$1,342	$8,519	$10,829	$(108,177)	$(184)	$77,037

Net loss	-	-	-	-	-	(5,509)	-	(5,509)
Other comprehensive loss	-	-	-	-	-	-	(528)	(528)
Equity offering, net of issuance costs (note 17)	7,662,500	3,257	63	-	-	-	-	3,320
Share-based compensation expense recognized	-	-	-	713	-	-	-	713
Share options forfeited or expired	-	-	-	(1,234)	1,234	-	-	-
Release of RSU settlement shares	227,957	620	-	(620)	-	-	-	-

Balance - December 31, 2015	77,226,026	$168,585	$1,405	$7,378	$12,063	$(113,686)	$(712)	$75,033

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development in Canada, located in the Yukon Territory; and through its Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, in Canada and the United States.

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with common industry practice to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, adjusted for depletion and impairments, and do not necessarily represent present or future values.

In September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment and have remained on care maintenance since then.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 29, 2017.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, share-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (U.S.) Inc. (formerly Alexco Resource U.S. Corp.) (“AEG US”), and Alexco Financial Guaranty Corp. (“AFGC”).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

At each reporting date, exploration and evaluation assets are evaluated and classified as mining operations assets upon completion of technical feasibility and determination of commercial viability.

Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.

Mining Operations Properties

Mining operations properties are recorded at cost on a property-by-property basis. The recorded cost of mining operations properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining operations properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives.

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and finite-life intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a cash generating unit (“CGU”) for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

(h)	Silver Streaming Interest

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

(i)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(j)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Revenue arising from sale of concentrate under the Corporation’s off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. Revenue from the sale of concentrate is recorded net of charges for smelter treatment and refining. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue. All amounts received in respect of payable metals within concentrate are accounted for on a co-product basis and are included in revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as deferred revenue.

(k)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(l)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(m)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(n)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(o)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than AEG US is the Canadian dollar, while the functional currency of AEG US is the United States dollar. The financial statements of AEG US are translated into the Canadian dollar presentation currency using the current rate method as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(p)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(q)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables

Cash and cash equivalents and accounts and other receivables (other than embedded derivatives) are measured at amortized cost. Where necessary, accounts and other receivables are recorded net of allowances for uncollectible amounts.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial Assets at Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable arising from sales of concentrates, are classified as fair value through profit or loss and accordingly are measured at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are measured at amortized cost using the effective interest method.

Available-for-Sale Financial Assets

Investments are designated as available-for-sale and measured at fair value, with unrealized gains and losses recognized in other comprehensive income. If a decline in fair value is significant or prolonged, it is deemed to be other-than-temporary and the loss is recognized in earnings. Available-for-sale investments are recorded as non-current assets unless management intends to dispose of them within twelve months of the balance sheet date.

Financial Liabilities

Financial liabilities include accounts payable and accrued liabilities, and are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset measured at other than fair value, or available for sale financial assets where a decline in fair value has been recognized in other comprehensive income. If such evidence exists, the Corporation recognizes an impairment loss.

Impairment losses on financial assets carried at amortized cost or a debt instrument carried as available-for-sale are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairments relating to investments in available-for-sale equity instruments are not reversed through profit or loss.

(r)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are unobservable

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	New and Revised Accounting Standards Adopted

A number of new standards and amendments to standards and interpretations that have been issued but are not yet effective. None of these are expected to have a significant effect on the consolidated financial statements except the following:

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change for liabilities is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income (loss) rather than in net earnings. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, Revenue and IAS 11, Construction contracts and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Corporation is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

There are no other IFRS’s or International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that are not yet effective that are expected to have a material impact on the Corporation.

5.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Actual outcomes can differ from these estimates.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The most significant judgments and estimates made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

Management has assessed indicators of impairment and impairment reversals on the Corporation’s non-current non-financial assets and has concluded that no impairment or impairment reversal indicators exists as of December 31, 2016.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

6.	Cash and Cash Equivalents

	December 31 2016	December 31 2015

Cash at bank and on hand	$6,484	$5,350
Short-term bank deposits	13,898	2,813

	$20,382	$8,163

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

7.	Accounts and Other Receivables

	December 31 2016	December 31 2015

Trade receivables	$2,760	$2,888
Interest and other	179	175
Less: allowance for doubtful accounts	(1)	(575)

	$2,938	$2,488

8.	Restricted Cash and Deposits

	December 31 2016	December 31 2015

Security for remediation services agreement	$534	$4,543
Security for decommissioning obligations	6,328	4,189
Other	86	228

Restricted cash and deposits	6,948	8,960

Less: Current portion	-	4,089

	$6,948	$4,871

Security for remediation services agreement of $534,000 (US$398,000) as at December 31, 2016 (2015 -$4,543,000; US$3,283,000) represents security that has been posted by AEG US in support of a cost performance commitment provided under an environmental consulting and remediation services agreement with a third party customer. During the third quarter of 2016, $3,873,000 (US$2,885,000) was released from the security, with the remaining balance to be held as a performance bond for a period up to 2 years.

Security for decommissioning obligations of $6,328,000 as at December 31, 2016 (2015 - $4,189,000) represents security for costs that are expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek deposits. During the third quarter of 2016, the security was increased from $4,200,000 to $6,300,000.

9.	Investments

	December 31 2016	December 31 2015

Common shares held	$365	$386
Warrants held	1,326	-

	$1,691	$386

As of December 31, 2016, the Corporation held 473,500 common shares of Golden Predator Mining Corp. and 1,875,000 warrants exercisable for a price of $0.15 per share and 250,000 warrants exercisable for a price of $0.21 per share.

During the year ended December 31, 2016, the Corporation realized a pre-tax gain on common shares held of $1,530,000 (2015 – $nil) and a fair value measurement adjustment gain for the warrants, pre-tax of $1,212,000 (2015 – $nil) to income. In addition, the Corporation has recorded a fair value adjustment gain (loss) for the common shares, net of tax of $224,000 (2015 – ($211,000)) to other comprehensive income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

10.	Inventories

	December 31 2016	December 31 2015

Ore in stockpiles and mining supplies	$5,110	$5,165
Materials and supplies	151	82

	$5,261	$5,247

As of December 31, 2016, the Corporation held ore in stockpiles and mining supplies of $5,110,000 (2015 - $5,165,000). Due to the expected timing of production recommencing, the $151,000 related to materials and supplies was classified as a non-current asset.

11.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2014	1,364	5,204	19,969	6,774	1,305	34,616
Additions	-	9	-	25	17	51
Decommission change in estimate	-	-	433	-	-	433
Disposals	-	-	-	(92)	-	(92)

December 31, 2015	$1,364	$5,213	$20,402	$6,707	$1,322	$35,008
Additions	-	-	-	-	72	72
Decommission change in estimate	-	-	(106)	-	-	(106)
Disposals	-	-	-	(55)	-	(55)

December 31, 2016	$1,364	$5,213	$20,296	$6,652	$1,394	$34,919

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2014	155	3,513	6,708	5,148	1,157	16,681
Depreciation	60	433	1,080	697	51	2,321
Disposal	-	-	-	(86)	-	(86)

December 31, 2015	$215	$3,946	$7,788	$5,759	$1,208	$18,916
Depreciation	60	410	1,040	542	31	2,083
Disposal	-	-	-	(47)	-	(47)

December 31, 2016	$275	$4,356	$8,828	$6,254	$1,239	$20,952

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total

December 31, 2015	$1,149	$1,267	$12,614	$948	$114	$16,092

December 31, 2016	$1,089	$857	$11,468	$398	$155	$13,967

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

During the year ended December 31, 2016, the Corporation recorded total depreciation of property, plant and equipment of $2,083,000 (2015 – $2,321,000), of which $1,964,000 (2015 – $2,168,000) has been charged to income with $246,000 (2015 – $279,000) recorded in environmental services cost of sales and $1,718,000 (2015 – $1,889,000) reflected under general expenses and mine site care and maintenance.

Of the balance, $119,000 (2015 – $153,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

12.	Mineral Properties

	December 31 2015	Expenditures Incurred	December 31 2016

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,833	$(29)	$8,804
Lucky Queen	1,958	155	2,113
Onek	289	32	321
McQuesten	3,794	20	3,814
Silver King	7,154	-	7,154
Flame & Moth	20,912	1,054	21,966
Bermingham	11,059	4,134	15,193
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,410	-	5,410
Other	190	-	190

Total	$60,483	$5,366	$65,849

	December 31 2014	Expenditures Incurred	December 31 2015

Mineral Properties
Keno Hill District Properties
Bellekeno	$8,149	$684	$8,833
Lucky Queen	1,924	34	1,958
Onek	255	34	289
McQuesten	3,690	104	3,794
Silver King	7,154	-	7,154
Flame & Moth	20,467	445	20,912
Bermingham	9,717	1,342	11,059
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,342	68	5,410
Other	190	-	190

Total	$57,772	$2,711	$60,483

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	Mining Operations Properties	Exploration and Evaluation Properties	Total

December 31, 2016
Cost	$130,165	$61,621	$191,786
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,238	$54,611	$65,849

December 31, 2015
Cost	$130,007	$56,413	$186,420
Accumulated depletion and write-downs	(118,927)	(7,010)	(125,937)
Net book value	$11,080	$49,403	$60,483

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing environmental condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

Other Subsidiary Agreement terms unchanged by the ARSA include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2016 a total of $37,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the ARSA.

(b)	Mining Operations

The Corporation’s mining operations reflected production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations have been suspended in light of a low silver price environment.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

13.	Accounts payable and accrued liabilities

	December 31 2016	December 31 2015

Trade payables	$814	$923
Accrued liabilities and other	1,016	1,220

	$1,830	$2,143

14.	Silver Streaming Interest

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Silver Wheaton Corp. (“Silver Wheaton”) under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the SPA in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

On March 29, 2017 the Corporation and Silver Wheaton amended the SPA (the “Amended SPA”), originally dated October 2, 2008, such that Silver Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with the production payment (originally US$3.90 per ounce) to be based on monthly silver head grade and monthly silver price. The actual monthly production payment from Silver Wheaton will fall within a defined grade and pricing range governed by an upper ceiling grade of $1,400 grams per tonne (“g/t”) and a price of US$25 per ounce of silver and a floor grade of 600 g/t and a price of US$13 per ounce of silver with the production payment being calculated as a percentage of the average silver spot price. Additional terms of the amendment include the date for completion of the 400 tonne per day mine and mill completion test date has been extended to December 31, 2019. If the completion test is not satisfied by December 31, 2019, the Corporation will be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$8,788,000, which can be further reduced mill throughput exceeding 322 tonnes per day prior to December 31, 2019.

In consideration of the foregoing amendments, the Corporation has agreed, subject to TSX and NYSE-MKT approval, to issue 3,000,000 shares to Silver Wheaton with a fair value of US$4,934,948.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Decommissioning and Rehabilitation Provision

	December 31 2016	December 31 2015

Balance – beginning of year	$5,111	$4,151

(Decrease) increase due to re-estimation	(220)	904
Accretion expense, included in finance costs	64	56

Balance – end of year	$4,955	$5,111

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements. The Corporation filed an updated Reclamation and Closure Plan in the prior year for its current operations and the future development of the Flame & Moth deposit. As a result, the Quartz Mining License required that Alexco increase its posted security from $4.2 million to $6.3 million. On July 26, 2016 the Corporation posted the additional $2.1 million in cash for security and are currently working with the Yukon Government to substitute a portion of the cash posted in exchange for a pledge of assets. The $6.3 million currently posted is included in the Corporation’s non-current restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $6,056,000 (2015 – $6,178,000), which expenditures are expected to be incurred substantially over the course of the next 18 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2016, the Corporation has used a risk-free discount rate of 2.10% (2015 – 1.87%) and an inflation rate of 2.0% (2015 – 2.0%) resulting in a discounted amount of $4,955,000 (2015 – $5,111,000).

16.	Capital and Reserves

Shareholders’ Equity

The following share transactions took place in the year ended December 31, 2016:

1.	On May 17, 2016, the Corporation closed a non-brokered private placement of units of the Corporation ("Units") at a price of $1.20 per Unit pursuant to which the Corporation issued 10,839,972 Units for aggregate gross proceeds of $13,007,966. Each unit consisted of one common share and one-half of one non-transferable warrant, each whole such warrant entitling the holder to purchase one additional common share of the Corporation at a price of $1.75 per share for a period of 24 months following the date of issuance. Share issuance costs were $1,132,000 including non-cash items of $196,000 related to the valuation of broker warrants.

2.	316,669 stock options were exercised for proceeds of $231,000.

3.	4,364,575 warrants were exercised for proceeds of $6,208,000.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

4.	202,952 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).

On July 29, 2016 the Corporation filed a short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following July 29, 2016.

The changes in warrants outstanding are summarized as follows:

Expiry Date	Exercise Price	Balance at December 31, 2015	Issued	Exercised	Expired	Balance at December 31, 2016
August 21, 2016	$1.40	3,507,500	-	3,287,850	219,650	-
August 21, 2016	$1.35	455,975	-	455,975	-	-
December 8, 2017	$0.53	368,062	-	44,700	-	323,362
May 17, 2018	$1.75	-	5,419,986	411,650	-	5,008,336
May 17, 2018	$1.49	-	225,300	164,400	-	60,900

	$1.68	4,331,537	5,645,286	4,364,575	219,650	5,392,598

The following share transaction took place in the year ended December 31, 2015:

a)	Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,627,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017. The fair values of the compensation warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.52% per annum, an expected life equal to the term of the warrants, an expected volatility of 73% and no expected dividends. Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent’s commission of $195,000, and other issuance costs of $93,000.

b)	Effective December 8, 2015, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent’s commission of $58,000.

c)	94,624 shares were issued from treasury on the vesting of restricted share units.

Equity Incentive Plan

At the Corporations annual general meeting held June 9, 2016, the shareholders approved a new equity incentive plan (the “New Plan”), under which the aggregate number of common shares issuable on the exercise of stock options or issuance of RSUs cannot exceed 10% of the number of common shares issued and outstanding. As at December 31, 2016, a total of 6,175,995 stock options and 452,951 RSUs were outstanding under the New Plan and a total of 2,666,073 remain available for future grants.

Incentive Stock Options

Stock options under the “New Plan” have a maximum term of five years, vesting 25% upon granting and 25% each six months thereafter. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount

Balance – December 31, 2015	$3.20	4,444,497	$6,906

Stock options granted	$1.11	2,537,500	-
Share based compensation expense	-	-	1,018
Options exercised	$0.72	(316,669)	(111)
Options forfeited or expired	$3.01	(489,333)	(817)

Balance – December 31, 2016	$2.48	6,175,995	$6,996

Balance – December 31, 2014	$4.36	3,619,830	$7,712

Stock options granted	$0.60	1,341,000	-
Share based compensation expense	-	-	428
Options forfeited or expired	$4.52	(516,333)	(1,234)

Balance – December 31, 2015	$3.20	4,444,497	$6,906

During the year ended December 31, 2016, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.53% (2015 – 0.58% per annum, an expected life of options of 4 years (2015 – 4 years), an expected volatility of 70% based on historical volatility (2015 – 67%), an expected forfeiture rate of 4% (2015 – 3%) and no expected dividends (2015 – nil).

Incentive share options outstanding and exercisable at December 31, 2016 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	35,000	2.96	$0.60	23,333	$0.60
$0.60	1,133,499	3.12	$0.60	755,666	$0.60
$0.84	1,667,499	4.12	$0.84	555,833	$0.84
$1.73	600,000	4.44	$1.73	300,000	$1.73
$1.78	150,000	4.49	$1.78	75,000	$1.78
$1.94	584,500	2.12	$1.94	584,500	$1.94
$3.45	635,997	0.22	$3.45	635,997	$3.45
$4.16	354,000	1.06	$4.16	354,000	$4.16
$6.92	451,000	0.07	$6.92	451,000	$6.92
$7.10	561,000	1.03	$7.10	561,000	$7.10
$8.13	3,500	1.35	$8.13	3,500	$8.13

	6,175,995	2.62	$2.48	4,299,829	$3.14

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2016 was $1.59 (2015 - n/a).

During the year ended December 31, 2016, the Corporation recorded total share-based compensation expense of $1,018,000 (2015 – $428,000) related to incentive share options, of which $136,000 (2015 – $68,000) is recorded to mineral properties, $882,000 (2015 – $360,000) has been charged to income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Subsequent to December 31, 2016, a further 1,603,500 incentive stock options have been granted with an exercise price of $2.32, under the Corporation’s New Plan, another 82,999 have been exercised, another 451,000 have expired unexercised and 8,000 have been forfeited.

Restricted Share Units

RSUs vest one-third upon granting and one third on each of the first and second anniversary dates of the grant date. As at December 31, 2016, a total of 452,951 RSUs were outstanding.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount

Balance – December 31, 2015	360,904	$471

RSUs granted	295,000	-
Share-based compensation expense recognized	-	213
RSUs vested	(202,952)	(464)

Balance – December 31, 2016	452,951	$220

Balance – December 31, 2014	507,193	$806

RSUs granted	135,000	-
RSUs forfeited	(53,332)	-
Share-based compensation expense recognized	-	285
RSUs vested	(227,957)	(620)

Balance – December 31, 2015	360,904	$471

During the year ended December 31, 2016 the Corporation granted a total of 295,000 RSUs (2015 – 135,000), with total grant-date fair value determined to be $268,000 (2015 - $81,000). Included in general and administrative expenses for the year ended December 31, 2016 is share-based compensation expense of $213,000 (2015 – $285,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the year ended December 31, 2016 was $1.04 (2015 - $0.65).

Subsequent to December 31, 2016, a total of 235,000 RSUs have been granted under the New Plan, with one third vesting immediately and one third vesting on each of the first and second anniversary dates of the grant date.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

17.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the years ended December 31, 2016 and 2015 as follows:

Corporate
	2016	2015

General and administrative expenses
Depreciation	$84	$83
Amortization of intangible assets	13	13
Business development and investor relations	419	424
Office, operating and non-operating overheads	603	857
Professional	647	589
Regulatory	159	146
Salaries and contractors	1,416	1,388
Share-based compensation	914	461
Write-off of receivables	-	543
Travel	220	126

	$4,475	$4,630
Environmental Services
	2016	2015

General and administrative expenses
Depreciation	$32	$60
Amortization of intangible assets	98	64
Business development and investor relations	75	111
Office, operating and non-operating overheads	748	890
Professional	39	90
Salaries and contractors	1,837	2,239
Share-based compensation	161	161
Write-off of receivables	-	100
Travel	49	129

	$3,039	$3,844

Total General and Administrative Expenses	$7,514	$8,474

18.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2016 and 2015 as follows:

	2016	2015

Mine site care and maintenance
Depreciation	$1,602	$1,746
Office, operating and non-operating overheads	274	404
Other expenses	78	201

	$1,954	$2,351

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2016and 2015 are as follows:

(a)	The provision for income taxes consists of:

	2016	2015
Current
US income tax	2	(24)

Total current tax provision/(recovery)	2	(24)

Deferred
Income tax	390	(1,083)

Total deferred tax provision/(recovery)	390	(1,083)

Total income tax provision/(recovery)	$392	$(1,107)

(b)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2016	2015

Accounting loss before taxes	$(3,967)	$(6,616)
Federal and provincial income tax rate of 26% (2015 – 26%)	(1,031)	(1,720)

Non-deductible permanent differences	(53)	48
Differences in foreign exchange rates	(95)	(75)
Effect of difference in tax rates	(131)	(230)
Change in deferred tax asset not recognized	1,424	561
Flow-through share renunciation	594	-
Change in estimate	(396)	83
Other	80	226
	1,423	613

Income tax provision (recovery)	$392	$(1,107)

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(c)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral Property Interest	Inventory	Property, Plant and Equipment	Other	Total

December 31, 2014	$(12,115)	$(126)	$(2,321)	$(338)	$(14,900)
Credited (charged) to the income statement	7,403	-	956	(881)	7,478

December 31, 2015	$(4,712)	$(126)	$(1,365)	$(1,219)	$(7,422)
Charged to the income statement	(1,425)	-	(140)	(50)	(1,615)
Charged to OCI	-	-	-	119	119

December 31, 2016	$(6,137)	$(126)	$(1,505)	$(1,150)	$(8,918)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Property, Plant and Equipment	Decommissioning and rehabilitation provision	Other	Total

December 31, 2014	$5,221	$5,852	$432	$1,221	$763	$13,489
Credited (charged) to the income statement	(4,629)	(3,095)	(116)	312	677	(6,851)

December 31, 2015	$592	$2,757	$316	$1,533	$1,440	$6,638
Credited (charged) to the income statement	178	1,524	(173)	(48)	(561)	920
Credited to OCI	-	-	-	-	(80)	(80)

December 31, 2016	$770	$4,281	$143	$1,485	$799	$7,478

Net deferred tax liabilities

December 31, 2015						$(784)
Charged to the income statement						(695)
Charged to OCI						39
December 31, 2016						$(1,440)

(d)	At December 31, 2016, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. The Company is not recognizing the deferred tax asset on these temporary differences because they relate to entities within the group that have a history of losses and there is not yet adequately convincing evidence that these entities will generate sufficient future taxable income to enable offset.

Tax loss carry forwards	$38,285
Mineral property interest	25,499
Other	3,839
$67,623

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2016, the Corporation has available non-capital losses for income tax purposes in Canada and the US which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2028	-	360	360
2029	3,693	984	4,677
2030	3,397	1,185	4,582
2031	421	966	1,387
2032	281	70	351
2033	2,329	-	2,329
2034	9,520	-	9,520
2035	6,750	1,874	8,624
2036	5,565	890	6,455
	$31,956	$6,329	$38,285

20.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	December 31 2016	December 31 2015

Fair value through profit or loss
Warrants held-for-trading	Level 2	$1,326	$-

Available-for-sale
Investment in marketable securities	Level 1	$365	$386
		$1,691	$386

During the year ended December 31, 2016, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 0.73% (2015 – nil) per annum, an expected life of options of 1.19 years (2015 – nil), an expected volatility of 86.73% (2015 – nil) based on historical volatility and no expected dividends (2015 – nil).

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 21.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, if commercial production recommences at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk significantly increases as sales of concentrate and the settlement of the Silver Wheaton streaming payments will be effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31 2016	December 31 2015

Cash and demand deposits	$3,023	$4,560
Accounts and other receivable	972	589
Accounts payable and accrued liabilities	(391)	(477)

Net exposure	$3,604	$4,672

Based on the above net exposure at December 31, 2016, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $360,000 decrease or increase respectively in both net and comprehensive loss (2015 – $467,000). The Corporation has not employed any currency hedging programs during the current period.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31 2016	December 31 2015

Trade receivables, net of provision
Currently due	$857	$992
Past due by 90 days or less, not impaired	1,315	872
Past due by greater than 90 days, not impaired	32	5
	2,204	1,869

Cash	6,484	5,350
Demand deposits	13,898	2,813
Term deposits	6,948	8,960

	$29,534	$18,992

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2016, trade receivables are recorded net of a recoverability provision of $1,000 (2015 – $575,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 21. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31 2016	December 31 2015
Accounts payable and accrued liabilities with contractual maturities
Within 90 days or less	$1,830	$2,143
In later than 90 days, not later than one year	-	-

	$1,830	$2,143

21.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2016 remains fundamentally unchanged from the year ended December 31, 2015.

22.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended December 31, 2016 and 2015 is summarized as follows:

	2016	2015

Operating Cash Flows Arising From Interest and Taxes
Interest received	$63	$103

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$136	$68
Capitalization of depreciation to mineral properties	$119	$153
Capitalization of re-estimation of decommissioning and rehabilitation provision	$(220)	$904
Increase (decrease) in non-cash working capital related to:
Mining operations properties	$54	$17

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2016 and 2015, being environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation; and mining operations, including care and maintenance of the operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well includes exploration and evaluation activities. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States.

As at and for the year ended December 31, 2016	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$6,754	$-	$-	$6,754
Non-Canadian	4,607	-	-	4,607
Total revenues as reported	11,361	-	-	11,361

Cost of sales	8,495	-	-	8,495
Depreciation and amortization	130	-	97	227
Share-based compensation	161	-	914	1,075
Other G&A expenses	2,748	-	3,464	6,212
Mine site care and maintenance	-	1,954	-	1,954
Foreign exchange loss (gain)	(2)	-	139	137
Gain on investments	-	-	(2,742)	(2,742)
Other (income) loss	(1)	46	(75)	(30)

Segment loss before taxes	$(170)	$(2,000)	$(1,797)	$(3,967	)(i)

Total assets	$5,413	$91,738	$20,481	$117,632
Total liabilities	$1,455	$24,735	$769	$26,959

As at and for the year ended December 31, 2015	Environmental Services	Mining	Corporate and Other	Total

Segment revenues
External customers
Canadian	$8,611	$-	$-	$8,611
Non-Canadian	6,051	-	-	6,051
Total revenues as reported	14,662	-	-	14,662

Cost of sales	11,411	-	-	11,411
Depreciation and amortization	124	-	97	221
Share-based compensation	161	-	462	623
Other G&A expenses	3,454	42	4,135	7,631
Mine site care and maintenance	-	2,351	-	2,351
Foreign exchange (gain) loss	(382)	10	(683)	(1,055)
Other income	-	56	40	96

Segment loss before taxes	$(106)	$(2,459)	$(4,051)	$(6,616	)(i)

Total assets	$9,467	$85,968	$7,107	$102,542
Total liabilities	$2,153	$24,332	$1,024	$27,509
(i)	Represents consolidation loss before taxes.

For the year ended December 31, 2016, revenue from three customers of the Corporation’s Environmental Services segment represents approximately $8,010,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

24.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management personnel compensation for the years ended December 31, 2016 and 2015 was as follows:

(a)	Key Management Personnel Compensation

	2016	2015

Salaries and other short-term benefits	$1,765	$1,831
Share-based compensation	1,079	543

	$2,844	$2,374

Key management includes the Corporation’s Board of Directors and members of senior management.

25.	Commitments

As at December 31, 2016, the Corporation’s contractual obligations are as follows:

(a)	The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as are as follows:

2017	315
2018	230
Thereafter	266

$811

(b)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $276,000.

26.	Subsequent Events

a)	On March 29, 2017 the Corporation and Silver Wheaton amended the Silver Purchase Agreement, originally dated October 2, 2008, such that the fixed $3.90 per ounce silver streaming production payment is replaced with a variable production payment based on the spot price of silver and silver grade milled. In consideration the Corporation agreed to issue, subject to TSX and NYSE-MKT approval, three million common shares to Silver Wheaton.

In addition, the Corporation has agreed to pay an advisory fee, a portion of which the Corporation will, subject to TSX and NYSE-MKT approval, pay through the issuance of 250,000 common shares of Alexco.

b)	The Corporation disposed of investments in marketable securities for proceeds of $2,002,000 for a pre-tax gain of $1,779,000.